SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-101

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 15)*

                        TOR Minerals International, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   433658101
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                                 (CUSIP Number)

                                John S. Daniels
                                Attorney at Law
                         1445 Ross Avenue, Suite 5300
                                    LB 181
                               Dallas, TX 75202
                                 (214) 647-0420
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   02/14/2005
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            (Date of Event which Requires Filing of this Statement)

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      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. 433658101
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Megamin Ventures Sdn Bhd
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|X|
                                                                          (b)|_|
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(3) SEC use only.

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(4) Source of funds (see instructions).

    WC
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(5) Check if disclosure of legal proceedings is required pursuant to Items   |_|
    2(d) or 2(e).
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(6) Citizenship or place of organization.

    Malaysia
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Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        651,878

    (8) Shared voting power:
        0

    (9) Sole dispositive power:
        651,878

    (10) Shared dispositive power:
         0

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(11) Aggregate amount beneficially owned by each reporting person.

     651,878
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(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
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(13) Percent of class represented by amount in Row (11).

     8.4%
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(14) Type of reporting person (see instructions).

     CO
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Page 2 of 5 Pages

CUSIP No. 433658101
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Lim, Keng Kay
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|X|
                                                                          (b)|_|
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(3) SEC use only.

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(4) Source of funds (see instructions).

    OO
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(5) Check if disclosure of legal proceedings is required pursuant to Items   |_|
    2(d) or 2(e).
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(6) Citizenship or place of organization.

    Malaysia
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Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        0

    (8) Shared voting power:
        0

    (9) Sole dispositive power:
        0

    (10) Shared dispositive power:
         0

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(11) Aggregate amount beneficially owned by each reporting person.

     651,878
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(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
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(13) Percent of class represented by amount in Row (11).

     8.4%
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(14) Type of reporting person (see instructions).

     IN
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Page 3 of 5 Pages

Item 1. Security and Issuer.

           TOR Minerals International, Inc. common stock. The Schedule 13D filed on June 29, 1996, as previously amended, is hereby amended as set forth in this Amendment No. 15. There is no modification in Item 1.

Item 2. Identity and Background.

          (a) No modification.

          (b) No modification.

          (c) No modification.

          (d) No modification.

          (e) No modification.

          (f) No modification.

Item 3. Source and Amount of Funds or Other Consideration.

           No modification.

Item 4. Purpose of Transaction.

           No modification.

Item 5. Interest in Securities of the Issuer.

          (a) Following the transactions described in response to Item 5(c) hereof, the Company owned 651,878 shares of common stock of the Isuer, or approximately 8.4% of the outstanding shares, based on information obtained from the Issuer.

          (b) See cover pages Items 7-10.

          (c) In the sixty days prior to the date of filing of this Amendment, the Company sold shares in transactions previously reported in Amendment No. 14 and in four additional transactions through a broker dealer in the NASDAQ Small Cap Market, as shown below. All of the sales shown below were made pursuant to a registration statement on Form S-3 filed with the Securities and Exchange Commission.

              January 26, 2005: Sold 25,000 shares at $5.722.
              February 4, 2005: Sold 25,000 shares at $5.223. February 14, 2005: Sold 50,000 shares at $5.00. February 17, 2005: Sold 25,000 shares at $5.54.

          (d) No modification.

          (e) No modification.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           See the Joint Filing Agreement which is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

           Exhibit 99.1: Joint Filing Agreement
           Exhibit 99.2: Power of Attorney (Megamin Ventures Sdn Bhd)
           Exhibit 99.3: Power of Attorney (Lim Keng Kay)

Page 4 of 5 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Megamin Ventures Sdn Bhd

Date: 02/16/2005                      /s/ Tan Chin Yong
                                      Name:  Tan Chin Yong
                                      Title: Attorney in Fact


Date: 02/16/2005                      /s/ Lim Keng Kay
                                      Name:  Lim Keng Kay
                                      Title: By: Tan Chin Yong
                                             Attorney in Fact


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION--Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001). (Secs. 13(d), 13(g), 14(d), 23, 48
Stat. 894, 895, 901; sec. 8, 49 Stat. 1379; sec. 203(a), 49 Stat. 704; sec. 10,
78 Stat. 88a; Secs. 2, 3, 82 Stat. 454, 455; secs. 1, 2, 3-5, 84 Stat. 1497;
sec. 18, 89 Stat. 155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; 15 U.S.C.
78m(d), 78m(g), 78n(d), 78w) [44 FR 2145, Jan. 9, 1979; 44 FR 11751, Mar. 2,
1979; 44 FR 70340, Dec. 6, 1979; 47 FR 11466, Mar. 16, 1982; 61 FR 49959, Sept.
24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287,
Mar. 31, 1998]

Page 5 of 5 Pages